CALEDONIA MINING CORPORATION	NOVEMBER 9, 2012
Management’s Discussion and Analysis (“MD&A”)

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation ("Caledonia” or the “Corporation”) is for the fiscal quarter ended September 30, 2012 (“Q3”or the “Quarter”) and the period until November 9, 2012. It should be read in conjunction with the Unaudited Consolidated Financial Statements as at September 30, 2012 and the Annual Report for the year ended December 31, 2011, which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Unaudited Consolidated Financial Statements and related notes have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”).

Note that all currency references in this document are to Canadian Dollars unless indicated otherwise.

Contents of the MD&A

1.	Forward-Looking Statements
2.	Overview
3.	Highlights for the Quarter
4.	Summary Financial Results
5.	Operations at the Blanket Gold Mine, Zimbabwe
5.1.	Safety, Health and Environment
5.2.	Social Investment and Payments to the Zimbabwe Government
5.3.	Gold Production
5.4.	Operating Costs
5.5.	Underground
5.6.	Metallurgical Plant
5.7.	Capital Projects
5.8.	Mineral Resources and Mineral Reserves
5.9.	Indigenisation
5.10.	Risks
5.11.	Opportunities
5.12.	Outlook
6.	Exploration and Project Development
6.1.	Base Metals: Nama Copper-Cobalt Project, Zambia
6.2.	Gold: Blanket Satellite Projects, Zimbabwe
7.	Investing
8.	Financing
9.	Liquidity and Capital Resources
10. Related Party Transactions
11. Securities Outstanding
12. Controls
13. Qualified Persons

1.	FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements relating but not limited to Caledonia’s expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties.  Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.  Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

2.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa.  Following the implementation of indigenisation, Caledonia’s primary assets are a 49% interest in an operating gold mine in Zimbabwe (“Blanket” or the “Blanket Mine”) and a base metals project in Zambia (the “Nama Project”).  Caledonia’s shares are listed on the TSX Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on OTCQX as “CALVF”.

3.	HIGHLIGHTS FOR THE QUARTER

Operational Highlights

•
During the Quarter Blanket won both the Occupational Safety & Health Silver Sectorial Award and the Occupational Safety & Health Bronze Provincial Awards from the National Social Security Authority (“NSSA”) of Zimbabwe in their Occupational Safety & Health Competition during the period January to December 2011.

•
Gold produced at the Blanket Mine in Zimbabwe in Q3 was 12,918 ounces, 12% higher than the 11,560 ounces produced in the quarter ended June 30, 2012 (the “preceding quarter”) and 33% higher than the 9,743 ounces produced in Q3 of 2011 (the “comparable quarter”).   Gold production from underground mining production in the Quarter was the highest ever produced by Blanket since its first recorded production in 1906.

•
The increase in gold production in Q3 was due to a 3% increase in ore throughput, an increase in the gold grade from 4.24g/t to 4.59g/t delivered to the mills, and a marginal improvement in the average gold recovery in the Quarter from 93.9% to 94.1%.

•
Blanket’s cash operating costs in the Quarter decreased to US$508 per ounce of gold produced from US$547 in the preceding quarter and US$583 in the comparable quarter and relates directly to the gold production.

•	Gold production delivered to the refinery in October 2012 was 4,479 ounces.

Financial Highlights

•
Gold Sales during the Quarter were 12,918 ounces at an average sales price of US$1,673 per ounce compared, to 11,560 ounces at an average sales price of US$1,599 in the preceding quarter and 9,743 ounces at an average sales price of US$1,737 in the comparable quarter.

•
Gross Profit for the Quarter (i.e. after depreciation and amortization but before administrative expenses) was $12,602,000 which was 25% higher than the $10,067,000 achieved in the preceding quarter and 35% higher than the $9,364,000 achieved in the comparable quarter.

•
Attributable net loss after tax for the Quarter was $7,240,000 compared to profits of $5,497,000 in the preceding quarter and $6,150,000 in the comparable quarter.  The net loss in the Quarter was after a non-cash, non-recurring charge of $14,569,000 for share based payments of which $14,161,000 was due to the sale of 41% of Blanket to Indigenous Zimbabweans, for which Blanket provided facilitation loans, and for the donation of 10% of Blanket to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of the Indigenisation Agreements signed by Blanket Mine.

•	The basic earnings per share for the Quarter was a loss of 1.4 cents per share, compared to a profit of 1.1 cents in the preceding quarter and 1.2 cents in the comparable quarter.

•
Adjusted earnings per share for the Quarter is calculated before the charge for share based payments arising on the sale of 41% of Blanket to indigenous Zimbabweans, other expenses associated with the implementation of indigenisation at Blanket and unrealised foreign exchange movements on intercompany accounts.  The adjusted earnings per share for the Quarter were 1.2 cents per share. Adjusted earnings per share on the same basis for the preceding period and the comparative period were 1.3 cents and 1.3 cents respectively.

•	At September 30, 2012 the Corporation had cash and cash equivalents of $24,615,000 compared to $18,323,000 at June 30, 2012 and $6,847,000 at September 30, 2011.

•
Cash flow from continuing operations in the three months to September 30, 2012 before capital investment was $12,364,000 compared to $8,653,000 in the three months to June 30, 2012 and $9,206,000 in the three months to September 30, 2011.

•
Net cash and cash equivalents generated per share in the Quarter was 1.2 cents compared to 0.36 cents in Q3 2011 and 2.9 cents for the nine months to September 30, 2012 compared to 1.14 cents for the nine months to September 30, 2011.

•
Caledonia’s annualised return on shareholders’ funds (before the non-cash, share-based expenses arising from the implementation of indigenisation and non-cash adjustments arising from exchange rate movements on inter-company balances) was 61%.

•
During the Quarter Blanket made payments to the community and payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe totalling US$8,372,000 compared to US$7,895,000 in the preceding quarter and US$3,847,000 in the comparable quarter.

Nama Base Metals Project, Zambia

•
The 2012 drilling programme has continued with the objectives of further identifying and defining extensions of the mineralised zone identified in 2011 and increasing the confidence level of the information on this mineralised zone.  As at October 25, 2012, 30 holes and 8,400 metres of drilling had been completed.  This is more than previously planned and reflects the commencement of the complete in-fill drilling program.  The 2012 drilling programme will be completed shortly following which the drill results will be analysed and interpreted.  Caledonia expects to issue an NI 43-101 compliant copper resource and reserve statement by June 30, 2013.

•
On September 24, 2012 Caledonia announced that, following discussions with the Zambian Mines Development Department (the “Department”), Caledonia must comply with certain conditions to continue to hold the Nama Licences.  These conditions include the commencement of cobalt production by June 30, 2013; the submission of an updated copper sulphide mineral resource and reserve statement and associated feasibility study and program of operations by June 30, 2013; and the commencement of copper sulphide resource exploitation by March 31, 2015.  Further discussions with the Department are necessary to clarify certain of these conditions.  Caledonia intends to comply with these conditions and believes that its proposed course of action will do so.

•
Caledonia’s Board has approved a proposal which it believes will address the requirement of the Zambian government that cobalt production commences by June 30, 2012.  This proposal will be discussed with the Zambian authorities and, once ratified, will be communicated to investors.

•
Caledonia has sufficient cash resources to cover all of the exploration costs budgeted for 2012 and 2013.  Caledonia will continue to manage its cash resources so that it retains the financial capacity to progress this project as fast and as far as possible without requiring third party involvement or equity funding.

Indigenisation

•
On October 11, 2012 Caledonia announced the completion of the transactions that implemented the Indigenisation of Blanket in terms of the Memorandum of Understanding between Caledonia and Government of Zimbabwe in February 2012 as previously announced.  Following completion of these transactions Caledonia now owns 49% of Blanket.

•	Caledonia has received the Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

•
In terms of the agreements, Blanket Mine has made advance dividend payments of US$2.0 million to the GCSOT during the Quarter.  Two further payments with a combined value of US$2.0 million will be made to GCSOT before April 30, 2013.  No further dividend payments will be made to National Indigensation and Economic Empowerment Fund (“NIEEF”) (see Quarter 2 MD&A for details) and GCSOT until the advance dividend payments have been offset by their future entitlements to Blanket dividends arising from their respective 16% and 10% shareholdings in Blanket.

•
As an indigenised entity, Blanket can now develop and implement its long term growth strategy.  The newly constituted Blanket board, which includes representatives of the Indigenous Zimbabwean partners, has approved a US$9.4m capital investment programme for 2013 and reviewed and approved a 4 year growth strategy for 2014 to 2017.  Work has commenced on a new development project at Blanket (the No. 6 Winze Project) which, once completed in 2015, is expected to result in a 70% increase in ore production.  This programme, which will be funded from Blanket’s internally generated cash, is expected to result in progressive increases in gold production over the next five years.  Further information on Blanket’s growth strategy will be communicated to shareholders in due course.

4.	SUMMARY FINANCIAL RESULTS

Caledonia has consolidated Blanket on the grounds of de facto control as discussed in notes 4(a) and 5 to the unaudited Condensed Consolidated Financial Statements.  This will be reviewed at each reporting cycle.

The table below sets out the unaudited consolidated profit and loss for the three months and the nine months ended September 30, 2012 and 2011.

Consolidated Statement of Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended Sept 30		For the 9 months ended Sept 30
	2012	2011	2012	2011
	$	$	$	$
		Restated (i)		Restated (i)
Revenue	21,494	16,517	57,609	39,733
Royalty	(1,504)	(743)	(4,034)	(1,791)
Production costs	(6,389)	(5,763)	(19,151)	(15,124)
Depreciation	(999)	(647)	(2,759)	(1,853)
Gross profit	12,602	9,364	31,665	(20,965)
Administrative expenses (Note 1)	(973)	(256)	(2,947)	(2,470)
Share-based payment expenses	(14,569)	-	(14,569)	(1,102)
Indigenisation expenses	(269)	(326)	(1,275)	(326)
Foreign exchange loss	(934)	-	(574)	-
Results from operating activities	(4,143)	8,782	12,300	17,067
Net Finance income/(expense)	(25)	(12)	(106)	(190)
(Loss)/profit before income tax	(4,168)	8,770	12,194	16,877
Income tax expense	(5,031)	(2,620)	(8,786)	(5,954)
Net (loss)/profit for the period	(9,199)	6,150	3,408	10,923
Other Comprehensive (loss)/income
Foreign currency translation differences for foreign operations	(1,763)	2,152	(1,959)	1,077
Total comprehensive (loss)/profit for the period	(10,962)	8,302	1,449	12,000

(Loss)/profit attributable to:
Owners of the company	(7,240)	6,150	5,367	10,923
Non-controlling interests	(1,959)	-	(1,959)	-
(Loss)/proft for the period	(9,199)	6,150	3,408	10,923

Total comprehensive (loss)/income attributable to:
Owners of the company	(8,984)	8,302	3,427	12,000
Non-controlling interests	(1,978)	-	(1,978)	-
Total comprehensive (loss) income	(10,962)	8,302	1,449	12,000
Earnings per share (cents) (Note 2)
Basic (loss)/earnings	(1.4)	1.2	1.1	2.2
Diluted (loss)/earnings	(1.4)	1.2	1.1	2.1
Adjusted earnings per share (cents) (Note 2) below)
Basic earnings	1.2	1.3	3.9	2.2
Diluted earnings	1.2	1.2	3.8	2.2
Weighted average number of common shares outstanding (thousand)
Basic	507,899	500,549	504,749	500,345
Diluted	512,373	543,089	509,223	510,353

1.	Withholding taxes have been re-allocated to Income tax expense from Administrative expenses
2.
Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  The adjusted EPS calculation excludes the charge of $ 14,161,000 for share based payments arising on the sale of 41% of Blanket to indigenous Zimbabweans, other expenses associated with the implementation of indigenisation and unrealised foreign exchange movements on intercompany accounts, all of which are included in the calculation of EPS under IFRS.

Revenues increased in the Quarter due to the combined effects of increased gold production at the Blanket Mine and the higher realised gold price.  Further discussion of Blanket’s gold production in the Quarter is set out in section 5.3

On-mine production costs in the Quarter were U$$6,389,000.  The average production cost per ounce of gold in Q3 of 2012 was US$508 which is 7% lower than the US$547 average cost per ounce in Q2 of 2012 and 13% lower than the $587 average cost per ounce gold in the comparable quarter of 2011.  Further discussion of Blanket’s production costs is set out in section 5.4.

The share based payment expense incurred in the Quarter includes $14,161,000 which is a non-recurring, non-cash expense which reflects the difference between the fair value of the equity instruments granted to indigenous parties and facilitation loans, taking into account all the interest terms and advance dividend rights.  The share based payment expense also includes $408,000 attributable to share options granted to employees and directors in September 2012.  Further explanation of the basis of calculation of this charge is set out in Note 20 to the unaudited condensed consolidated financial statements.

Indigenisation expenses incurred in the Quarter relate to advisory fees and other costs relating to the negotiation and implementation of indigenisation at Blanket.

The foreign exchange loss incurred in the quarter is a non-cash item which reflects the unrealised foreign exchange loss in inter-company accounts.  The loss on foreign currency translation is a non-cash item which reflects the loss on the translation into Canadian dollars of the balance sheets and income statements of all subsidiaries that do not use the Canadian dollar as their functional currency.

The income tax expense in the Quarter is made up of an income tax charge of $4,437,000 (Q2 2012, $1,780,000; Q3 2011, $1,818,000) and $594,000 of withholding tax paid in Zimbabwe (Q2 2012, $978,000; Q3 2011, $703,000).  The income tax charge includes an accrual of $1,070,000 in respect of tax and penalties arising from the disallowance by the Zimbabwe Revenue Authority (“ZRA”) of a deduction of amounts owed to Blanket by the RBZ in respect of Gold Bonds.  Blanket has already formally notified the ZRA that it will appeal this matter to the High Court.  Further explanation of the income tax expense is set out in Note 12 to the unaudited Condensed Consolidated Financial Statements.

The non-controlling interest attributable to the indigenisation of Blanket reflects the participation of Blanket’s Indigenous shareholders in the economic benefits generated by Blanket from the effective date of the indigenisation and is explained in Note 5 of the Unaudited Consolidated Financial Statements as at September 30, 2012.

The adjusted earnings per share is calculated on the Owners share of profit/(loss) but before the non-cash, non-recurring expenses for share based payments, indigenisation expenses and before the non-cash charge for foreign exchange losses.

The table below sets out the unaudited, consolidated statement of cash flows for the 3 months to September 2012 and 2011 and for the 9 months to September 30, 2012 and 2011.

Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For 3 months ended September 30	For 9 months ended September 30
	2012	2011	2012	2011
	$	$	$	$
		Restated (1)		Restated (1)
Cash flows from operating activities
(Loss)/profit for the period	(8,790)	6,154	3,408	10,923
Adjustment to reconcile net cash from operations	19,161	4,191	25,767	9,838
Changes in non-cash working capital	1,993	(1,139)	1,037	(1,651)
Cash flows generated from continuing operations	12,364	9,206	30,211	19,110
Indigenisation expenses	(269)	-	(1,275)	-
Advance dividend paid	(1,894)	-	(3,739)	-
Tax paid	(3,402)	(2,620)	(7,124)	(4,998)
Interest paid	(25)	(11)	(106)	(190)
Net cash from operating activities	6,774	6,575	17,968	13,922

Cash flows from investing activities
Property, plant and equipment additions	(2,135)	(2,340)	(4,914)	(7,511)
Net cash used in investing activities	(2,135)	(2,340)	(4,914)	(7,511)

Cash flows from financing activities
Bank overdraft increase/(decrease)	1,653	(2,421)	1,361	(747)
Proceeds from shares issued	-	-	514	38
Net cash from (used in) financing activities	1,653	(2,421)	1,876	(709)

Net increase/(decrease) in cash and cash equivalents	6,292	1,814	14,929	5,702
Cash and cash equivalents at beginning of period	18,323	5,033	9,686	1,145
Cash and cash equivalents at end of period	24,615	6,847	24,615	6,847
(1) Withholding taxes have been re-allocated to Income tax expense from Administrative expenses

Cash flows generated by continuing operations at the Blanket Mine in Zimbabwe increased substantially over the comparable 3 and 9 month periods due to the increased gold production, higher gold prices and lower cash operating costs.

The advance dividends of US$2.0 million paid in the Quarter to GCSOT are discussed in section 5.9 and in note 5 of the Unaudited Consolidated Financial Statements as at September 30, 2012.

Additions to capital equipment in the 9 months to September 30, 2012 primarily relate to investment at Blanket Mine of $3,045,000 and $1,839,000 at the Nama Project in Zambia.

The table below sets out the unaudited, consolidated statement of Caledonia’s financial position at September 30, 2012 and December 31, 2011.

Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars) As at	Sept 30,	December 31,
	2012	2011
	$	$
Total non-current assets	35,048	34,248
Inventories	4,590	4,482
Prepayments	469	334
Trade and other receivables	3,744	3,652
Cash and cash equivalents	24,615	9,686
Total assets	68,466	52,402
Total non-current liabilities	8,362	7,822
Trade and other payables	4,437	3,841
Zimbabwe advance dividend accrual	1,967	-
Income taxes payable	1,070	295
Bank overdraft	1,791	430
Total liabilities	17,627	12,388
Capital and reserves	50,839	40,014
Total equity and liabilities	68,466	52,402

The Zimbabwe advance dividend accrual above relates to further advance dividends payable to GCSOT in 2013 in terms of the indigenisation of Blanket, as discussed in section 5.9.

The facilitation loans extended by Blanket to the Indigenous Parties who have purchased a 41% interest in Blanket are only repayable by dividends declared by Blanket.  This arrangement is accounted for as an equity transaction and therefore a loan receivable is not recognised in the consolidated Balance sheet. Further information on the accounting for indigenisation, including the outstanding balance on the facilitation loans, is set out in note 5 to the unaudited condensed consolidated financial statements.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS.

	Restated 1
($000’s-except per share amounts)	Dec 31/10	Mar 31/11	June 30/11	Sept 30/11	Dec 31/11	Mar 31/12	June 30/12	Sept 30/12
Revenue from operations	7,418	11,226	11,990	16,517	15,972	17,503	18,612	21,494
Profit/ (loss) after tax from operations	198	1,894	2,874	6,126	1,369	7,111	5,497	(7,722)
Earnings per share – basic (cents)	0.04	0.38	0.57	1.23	0.27	1.4	1.1	(1.4)
Cash and cash equivalents	1,145	2,217	5,033	6,847	9,686	16,288	18,323	24,615
Earnings per share -diluted (cents)	0.04	0.35	0.56	1.13	0.27	1.4	1.1	(1.4)
No of shares basic ‘000	500,169	500,169	500,313	500,549	500,549	500,549	503,147	507,899
No of shares diluted ‘000	503,472	542,709	513,696	543,089	509,880	510,033	506,800	512,373
(1)
These quarterly figures have been restated to reflect the results having used the same IFRS policies as adopted in the annual financial statements. There is no change to the quarterly earnings per share for the 2011 quarters.

The loss after tax from operations in the quarter to September 30, 2012 was after a non-cash, non-recurring charge of $14,569,000 for share based payments of which $14,161,000 was due to the implementation of indigenisation at the Blanket Mine.

5.           OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

5.1           Safety, Health and Environment (“SHE”)

During the Quarter Blanket won both the Occupational Safety & Health Silver Sectorial Award and the Occupational Safety & Health Bronze Provincial Awards from the National Social Security Authority (“NSSA”) of Zimbabwe in their Occupational Safety & Health Competition during the period January to December 2011.  Both of these awards are based on Blanket’s accident record which was measured against the National Average Accident Frequency and National Average Injury Severity Rate of the Zimbabwe mining industry.

The following safety statistics have been recorded in the Quarter and the preceding four quarters.

Blanket Mine Safety Statistics
Class	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012
Lost time injury	2	1	3	1	0
Restricted work activity	3	8	5	4	7
First aid	4	1	1	2	4
Medical aid	1	2	2	1	1
Occupational illness	1	0	1	0	0
Total	11	12	12	8	12
Incidents	11	15	12	11	11
Near misses	6	1	4	2	3
Disability Injury Frequency Rate (i)	0.63	0.31	1.23	0.30	0.00
Total Injury Incident Rate (ii)	3.13	3.43	3.72	2.38	3.04
Man-hours worked (thousands)	640	641	645	670	688
i.	A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
ii.	A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked. This includes accidents that could have caused injuries.

The reduced Disability Injury Frequency Rate in the Quarter reflects the intensive interventions by management.  Management remains concerned by the relatively high level of Incidents and Restricted Work Activities and, accordingly, continues to address this area.

The positive effect of Blanket’s continuing HIV/AIDS education continues to be seen.  Testing for HIV/AIDS is conducted purely on a voluntary basis and no new cases were identified in the Quarter amongst employees and their dependents.  During the Quarter 2,431 workers and their dependents visited the mine clinic.

There were no adverse environmental issues during the Quarter.

5.2	Social Investment and Payments to the Zimbabwe Government

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to GCSOT in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges taxes to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the community and the Zimbabwe Government (in thousands of US dollars)
Period	Community and Social Investment	Payments to GSCOT	Payments to Zimbabwe Government	Total
Total 2011	306	-	13,614	13,920
Quarter 1 2012	51	-	3,282	3,333
Quarter 2 2012	92	1,000	6,893	7,985
Quarter 3 2012	6	2,000	6,366	8,372
Year to Date 2012	149	3,000	16,541	19,690

5.3	Gold Production

Tonnes milled, average grades, metallurgical recoveries and gold produced during October 2012, the Quarter and the preceding 5 quarters are shown in the table below.

Blanket Mine Production Statistics
Period	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t)	Gold Recovery	Gold Produced (oz)	Average sales price per ounce of gold sold (US$/oz)
TOTAL 2010	2010	153,500	3.90	92.0%	17,707	1,273
First quarter	2011	61,437	4.02	92.2%	7,322	1,397
Second quarter	2011	60,913	4.52	92.9%	8,226	1,512
Third quarter	2011	85,442	3.81	93.1%	9,743	1,737
Fourth quarter	2011	90,967	3.86	93.4%	10,533	1,681
TOTAL 2011	2011	298,759	4.01	92.9%	35,826	1,577
First quarter	2012	83,353	3.67	93.2%	9,164	1,688
Second quarter	2012	90,315	4.24	93.9%	11,560	1,599
Third quarter	2012	93,049	4.59	94.1%	12,918	1,664
October	2012	35,527	4.21	93.3%	4,479	1,730
2012 YTD	2012	302,244	4.19	93.7%	38,121	1,661

Tonnes milled in the quarter were 3% higher than in the preceding quarter and were 5% higher than the planned quarterly throughput of 89,000 tonnes.  The average mined ore gold grade achieved during the Quarter of 4.59g/t was 20% higher than the target grade of 3.84g/t due to the sequencing of mining activity that encountered higher grade areas during the Quarter.  In future the ore gold grades will likely revert to the long term planning average of 3.84 g/t.  Average gold recoveries in Q3 improved to 94.1% from 93.9% in the previous quarter and 93.2% in the comparative quarter.  The improved recovery over 2011 was due to the higher ore feed gold grade and improved metallurgical performance.

Gold production in the Quarter and during October was substantially higher than the targeted average rate of production of 10,000 ounces of gold per quarter.  Management expects that the targeted 2012 production of 40,000 ounces of gold will be exceeded by approximately 10%.

5.4           Operating Costs

The operating cash costs per ounce of gold produced during the Quarter and the preceding 6 quarters and for 2011 are set out in the table below.

Blanket Mine: Operating Cash Costs per Ounce of Gold Produced (US$/oz)
	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Year 2011	Q1 2012	Q2 2012	Q3 2012
Labour	208	175	157	132	164	179	174	158
Consumables	247	212	234	210	227	249	197	189
Electricity (incl. diesel)	145	154	155	138	148	161	136	119
Other admin costs	48	44	37	41	42	58	40	41
Total US$ cash cost/oz gold produced	648	585	583	521	581	648	547	508
Gold ounces produced	7,322	8,226	9,743	10,533	35,826	9,164	11,560	12,918

The average cash operating cost per ounce of gold produced is sensitive to the tonnage and grade of ore milled, the amount of gold produced and changes in key input costs such as labour, consumables and electricity.  Accordingly, the increase in gold production and the improved head grade and tonnage of ore milled contributed to the 7% quarter-on-quarter decrease in the cost per ounce of gold produced.  Increased production meant that the fixed costs were spread across the greater number of ounces produced.

During the Quarter, the Chamber of Mines Zimbabwe successfully appealed against the 20% wage rate increase for 2011 which had resulted from compulsory arbitration and a revised increase of 5% for 2011 was awarded.   Blanket had already made an interim award to its workers whilst the appeal was pending.  During the Quarter, the 2012 wage negotiation was also settled, resulting in a 7.5% increase.  The successful appeal against the 2011 award and the relatively early conclusion of the 2012 labour rate negotiations on acceptable terms demonstrates that the mechanisms for an effective collective bargaining process exist in Zimbabwe and suggests a growing appreciation by organised labour that Zimbabwe is now a dollarized environment with a more modest inflation.

Electricity tariffs remain unchanged in the Quarter and the availability of power supplied by the Zimbabwe Electricity Supply Authority (“ZESA”) improved.  Blanket’s standby generators successfully replaced any lost time that would have resulted from disruptions in the ZESA supply.

5.5           Underground

During the Quarter the AR Main, AR South and Eroica ore bodies were the most important production areas providing 87% of total ore milled.  The main development areas in the Quarter were at Eroica and AR Main.  As discussed in section 5.7 (No. 6 Winze), additional development has commenced to open up a new production level below 750m level and will allow for increased production and greater operational flexibility.

5.6           Metallurgical Plant

The metallurgical plant operated for 2,137 hours in the Quarter against a plan of 2,051 hours and processed 93,049 tonnes compared to the plan of 89,000 tonnes.  The higher achieved operating hours and tonnage throughput was achieved by a combination of running the plant during public holidays which relies on the goodwill of the workforce and the continued increased utilization of the mill equipment due to continued mining ore availability.  Recovery efficiencies were 1.6% better than plan due mainly to the higher grades treated and better metallurgical efficiencies.

5.7           Capital Projects:

750m AR-Lima Haulage
The 22 Level (22L i.e.750m below shaft collar) Haulage Extension Project will ultimately link the Blanket and Lima ore bodies on 22 Level and will also allow for the further down-dip exploration of the Blanket Mine’s known ore bodies between Blanket and Lima.  Crosscuts (side tunnels) will be mined from the 18 and 22 Level Haulages to provide the required drilling platforms from which the ore bodies below the 22 Level can be drilled for resource evaluation purposes.  If this exploration is successful, this haulage will also allow for the rapid commencement of mining in any new mining areas defined.

Work on the 22L Extension Project and its associated crosscuts will be carried out simultaneously with normal mining production with its completion anticipated by mid-2014.  It is planned that the underground exploration drilling of the ore zones below 22 Level, which will be undertaken from the completed crosscuts, will continue into 2014.

510 and 630m Haulages
Haulages are being mined on the 510 and 630 Levels to provide additional access for developing future reserves at Lima between 230m and 750m and at Eroica between 630m and 750m and for ore transportation.  It is anticipated that these haulages will be completed by 2014 and will assist in sustaining Blanket’s current production thereafter.

A lower than planned development advance on these haulages was due to waste handling logistics, which have now largely been addressed.

No. 6 Winze
The Blanket Board has approved investment in a new capital project to access the Blanket ore body below 22L by deepening the No. 6 Winze shaft.  An existing Double Drum Winder will be refurbished and installed in a new winder chamber to be excavated on 18 Level.  The shaft, from 30m above 22 Level, will be widened to accommodate the tipping station for the required two ore skips, and the shaft will then be sunk down to 1,060m with stations and main haulage levels being developed on 870m (26 Level) and 1,000m (30 Level).  Ore and development waste will then be hoisted up the deepened No. 6 Winze to 22 Level where it will be tipped into the No 4 shaft system for crushing and hoisting to surface. The capital cost of this project is estimated to be US$4.4 million, which will be funded from Blanket’s internal cash flows.

Work on this project has commenced and it is expected that this project will be completed in late 2015.  Once complete, management expects that production from the Blanket ore body below 22L will progressively increase to approximately 700 tonnes of ore per day.  This production will be in addition to the continued target production from other areas of Blanket mine of 1,000 tonnes of ore per day.

5.8           Mineral Resources and Mineral Reserves

An independent mineral resource and reserve report for the Blanket Mine calculated as at 31st December 2010 was prepared by The MSA Group, as the independent qualified person, in compliance with Canadian National Instrument 43-101. This report was published during the second quarter of 2011 and is available on SEDAR at www.sedar.ca and is also set out in the Q1 2012 MD&A.

5.9           Indigenisation

In 2008 the Zimbabwean parliament passed the Indigenisation and Economic Empowerment Act 2007 (“Act”) that stipulated that 51% ownership of all companies has to be held by Indigenous Zimbabwean citizens.

On February 20, 2012, Caledonia announced it had signed a Memorandum of Understanding (“MoU”) with the Government of Zimbabwe regarding the indigenisation of Blanket Mine to sell 51% of Blanket Mine to four separate Indigenous Zimbabwean entities for a paid transaction value of US$30.09 million.  The agreements for the four indigenisation transactions are detailed in the Q1 2012 Management Discussion and Analysis.  Caledonia will facilitate the vendor funding of the sale transactions which will be repaid by way of future dividends from Blanket.  80% of future dividends attributable to the Indigenous Parties who are purchasing their interests in Blanket Mine will be withheld and will be offset against the outstanding facilitation loans.  Outstanding balances on the facilitation loans in terms of the sale agreements will attract interest at a rate of 10% over the 12-month LIBOR.  In order to secure the repayment from Blanket to Caledonia of the vendor funding, the facilitation loans were declared as a dividend in specie by Blanket to a wholly-owned subsidiary of Caledonia Mining Corporation, for which the necessary approvals have been received from the Reserve Bank of Zimbabwe.   The timing for the full repayment of the facilitation loans will depend on the future financial performance of the Blanket Mine.  The loans arising are not recognised as loans receivable by Caledonia as they are only repayable by set off of future dividend entitlements and are accordingly regarded as equity instruments.  However, the outstanding facilitation loans as at September 30, 2012 are set out in note 5 to the unaudited condensed consolidated financial statements.

On October 11, 2012 Caledonia announced the completion of the agreements following receipt of the approval of the Reserve Bank of Zimbabwe for the transactions contemplated in the MoU, the underlying agreements and related transactions to give effect to the Indigenisation programme.

Caledonia has received the Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the requirements of Section 3(1)(a) of the Indigenisation and Economic Empowerment Act (Chapter 14.33).

In terms of these agreements, Blanket Mine undertook to make certain advance dividend payments to GCSOT and to NIEEF.  A payment of US$1.8 million was made in the preceding quarter to the NIEEF in anticipation of an advance dividend arrangement against their right to receive dividends declared by Blanket on their proposed shareholding.  No further payments have been made to NIEEF in the Quarter.  Advanced dividend payments of US$2 million were made to GCSOT during the Quarter.  Two further payments with a combined value of US$2.0 million will be made to GCSOT before April 30, 2013 and these have been accrued for.  No further dividend payments will be made to NIEEF and GCSOT until the advanced dividend payments detailed above have been offset by their future entitlements to Blanket dividends arising from their respective 16% and 10% shareholdings in Blanket.  The advance dividend payments have been recognised as a distribution to shareholders on the effective date of the transactions.

The accounting treatment for the indigenisation of Blanket is set out in Note 5 to the unaudited condensed consolidated financial statements.

5.10         Risks

Risks such as interest rate and credit risks are considered in Note 6 to the unaudited Condensed Consolidated Financial Statements.  Risks relating to Blanket Mine, in addition to the normal risks associated with mining operations (e.g. production, commodity prices etc.) are identified as set out below.

•
Increasing costs and taxes: Blanket and the other Zimbabwean miners continue to experience upward cost pressures from the state-owned electricity supplier and from local and national government for levies, fees, royalties and other direct and indirect taxes. In particular, the substantial proposed increase in the cost of holding Exclusive Prospecting Orders announced by the Zimbabwean Ministry of Mines in January 2012 will, if implemented, add approximately US$3.2 million per annum to Blanket’s costs.

•
Succession planning:  the limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe create a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.

•
Reserve replacement: as is normal, exploration activities at Blanket may not identify sufficient resources of an adequate grade and metallurgical composition to replace ore which has been depleted by mining activities.

•
Non-repayment of facilitation loans: vendor funding loans to the value of US$30 million have been extended by Blanket to three indigenous parties to enable them to subscribe for new shares in Blanket in terms of the implementation of indigenisation at Blanket. The vendor funding loans will be repaid from 80% of the future dividend attributable to three indigenous parties.  In order to secure the repayment from Blanket to Caledonia of the vendor funding loans, they have been declared as a dividend in specie by Blanket to a wholly-owned subsidiary of Caledonia Mining Corporation. The necessary approvals have been received from the Reserve Bank of Zimbabwe for the establishment of these loans and for Blanket to make repayments of capital and interest thereon.

5.11         Opportunities

•
Indigenisation:  following the implementation of the indigenisation agreements set out in 5.9, Blanket, as a fully indigenised entity and with new strategic indigenous shareholders, is now able to develop and implement a long term growth strategy.  The planned development of the No. 6 Winze discussed in section 5.7 is an early manifestation of this.

•
Increased production: Blanket’s reserves and resources, as at December 31, 2010 indicate a mine life of approximately 22 year at current production rates. These reserves and resources could support a further increase in production.  The necessary investments in further resource development have been approved by the Blanket and Caledonia Boards.

•
Surplus capacity: Blanket currently has a daily average mining capacity of about 1,000 tonnes per day; the crushing and milling plant has the capacity to process approximately 1,800 tonnes of ore per day; and the CIL plant has capacity of 3,800 tonnes per day. Any increased production arising from increased mining throughput could therefore be processed with little or no plant capital cost.

•
Exploration success: Blanket’s main exploration objectives are the 22 Level Haulage Project and the related exploration of the down-dip extensions of the known ore bodies and the satellite exploration projects at the GG property and the Mascot Project Area.  Depending on future exploration success, Blanket may be able to increase its production levels.

5.12           Outlook

Management is confident that Blanket Mine will exceed the targeted production of 40,000 ounces of gold in 2012 by approximately 10% having produced 38,121 ounces of gold in the 10 months to the end of October.

Ongoing development towards known resources at Blanket is expected to give rise to increased production. Development on 22 & 18 Levels (respectively 750m and 630m below shaft collar) will open up new mining areas at Lima and Eroica in 2014 and development of the No. 6 Winze Project is expected to give rise to increased production from the Blanket ore body below 22 Level from late 2015.

Blanket’s surplus capacity in its metallurgical plant, discussed in 5.11 above, enables it to immediately treat any additional tonnage from either the Blanket underground or from the GG or Mascot Project Areas if the planned exploration and development work is successful.

Blanket is sufficiently cash generative to be able to fund the underground and satellite projects cost internally.  An increase in gold production will assist in maintaining downward pressure on the cash cost per ounce of gold produced.

6            EXPLORATION AND PROJECT DEVELOPMENT

6.1	Base Metals: Nama Copper-Cobalt Project, Zambia

Caledonia holds four contiguous Large-Scale Mining Licences (the “Nama Licences”) covering approximately 800 square kilometres on the Zambian Copperbelt.  The northern boundary of Caledonia’s licenced area is the DRC border and the eastern boundary abuts the licence area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine is currently under construction.

An apparently contiguous zone of mineralization was identified during the 2011 drilling programme which comprised 5,352 metres over five holes.

2012 Work Programme
The company continues to deal with permitting and compliance issues related to the maintenance of the mining licences. This work includes the completion of as yet unfinished studies and investigations relating to the cobalt resources on the project. In addition, additional work was deemed necessary to increase the resource base on the mining licences.

Phase 1 of the 2012 work programme commenced in March 2012 and consisted of six holes comprising approximately 2,400 metres of drilling with the objective of identifying a continuation towards surface of the mineralized zone identified in 2011.  This phase of the work programme has been extended into Phase 2 with the objectives of identifying extensions of this mineralised zone and increasing the confidence level of the information on this mineralised zone.  As at October 2012, 30 holes and 8,400 metres of drilling have been completed, this is significantly more than previously planned and reflects the commencement of the complete in-fill drilling program.

Preliminary Results of the 2012 Drilling Programme
Caledonia believes, based on results achieved to date, that the 2012 drilling programme has confirmed the existence of a mineralised copper zone of substantially greater extent than first identified in 2011.  Two holes drilled in 2011 and two early holes drilled in 2012 intersected mineralisation in the rocks overlying the Ore Shale layer of the Upper Roan sequence.  To date, an area of mineralization has been defined as follows:
•	current identified strike length of 1.3 km and a dip extent of 900 metres;
•	mineralisation intersected at depths from 98 to 579 metres;
•	thickness of mineralized zone varies from 10 to 27 metres;
•	average copper grade of 0.52%; and
•	the mineralized zone may extend further to the west and to depths below 580 metres

The infill drilling has established that the mineralised zone is locally disturbed by breccia zones and fold structures which have resulted in some geological losses and local duplication of mineralization. The full extent of these disruptions will only be finally established and quantified once the detailed drilling currently underway and planned is complete  but is not anticipated to have a major impact on the quantum of the resource. Caledonia expects to issue an NI 43-101 compliant copper resource and reserve statement by June 30, 2013.

Status of the Nama Licences
On September 24, 2012 Caledonia announced that, following discussions with the Zambian Mines Development Department (the “Department”), Caledonia must comply with certain conditions to continue to hold the Nama Licences.  These conditions include, inter alia:
•	the commencement of cobalt production by June 30, 2013;
•	the submission of an updated copper sulphide mineral resource and reserve statement and associated feasibility study and program of operations by June 30, 2013; and
•	the commencement of copper sulphide resource exploitation by March 31, 2015.
Further discussions with the Department are necessary to clarify the precise terms of certain of these conditions.  Caledonia intends to comply with these conditions and believes that its proposed course of action will do so.

Caledonia’s board has approved a proposal which it believes will address the requirement of the Zambian government that cobalt production commences by June 30, 2012.  This proposal will be discussed with the Zambian authorities and, once ratified, will be communicated to investors.  Investors will be informed of the outcome of such discussions.

Caledonia has sufficient cash resources to cover all of the exploration costs budgeted for 2012 and 2013.  Caledonia continues to manage its cash resources so that it retains the financial capacity to progress this project as far and as fast as possible without requiring third party involvement or equity funding.

6.2	Gold: Blanket Satellite Projects -Zimbabwe

Caledonia’s primary exploration activities in Zimbabwe are at the Blanket Mine, which are discussed in Section 5.7.  Blanket Mine also has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering an area of about 2,500 hectares.  Blanket’s main exploration efforts and expenditure on its satellite properties are focused at this stage on the GG prospect and on two shafts (Mascot and Eagle Vulture) at the Mascot Project Area, which are believed to have the greatest potential of success and both of which are within an economic trucking distance of the Blanket plant.  Three additional properties (Penzance, Abercorn and Sabiwa) have been identified for further work as soon as progress has been made at the first three properties.  Blanket’s other mineral holdings have all been tributed to various indigenous parties who will pay Blanket a royalty on any gold they produce from their tribute area. Blanket retains ownership of these mineral holdings in terms of the tribute agreements.

The Blanket Mine metallurgical plant has existing surplus treatment capacity and could immediately handle up to an additional 800 tonnes per day of ore with a modest capital investment in its crushing and milling sections and without any significant increased mine overhead costs.

GG Project
The GG project was previously the site of small-scale surface workings and is located approximately 7km south east of Blanket Mine.

Drilling programs were carried out at GG over the past eight years included seventeen diamond-cored holes that were drilled amounting to 4,751 metres of drilling.  Two zones of potentially economic gold mineralisation have been established down to a depth of approximately 200 metres, each with an estimated strike length of approximately 150 metres.

In late 2011 Blanket purchased the required equipment and provided financial assistance to the Zimbabwe Electricity Supply Authority (“ZESA”) so that it could complete the construction of this connection during the Second Quarter 2012. In the preceding quarter a 600 meter 33kV power line was constructed together with a 1 MVA 33kV/550V substation with a motor control centre and surface reticulation; a 1,000cfm compressor, two sinking winders and a single drum winder were installed and commissioned; accommodation to house a contractor work force of 45 people, together with mine offices was constructed; three water boreholes were successfully drilled and water storage and reticulation arrangements are complete; and the road access into the project area was improved and shaft sinking commenced.

During Q3 work continued on sinking the pilot shaft which advanced 35 metres to its current depth of 55 metres below surface.  Progress on sinking the shaft during the Quarter was slower than anticipated due to poor ground conditions which have now improved.

The shaft will initially be sunk down to 120 metres which will be the main haulage level, with inter-level stations cut at 60, 90 and 120 metres below shaft collar.  Ore and waste passes will also be mined between inter-level stations to allow for future development.  Depending on the successful outcome of exploration work and mining development, payable ore would be trucked to the Blanket plant for processing. At this stage it is anticipated that the first production from GG will commence at the end of 2013.  As planned, the ore body adjacent to the shaft has been intersected and fresh ore samples are currently undergoing mineralogical and metallurgical tests.

Investment in the GG project to date has been US$424,000 which has been funded from Blanket’s internal cash flows.

Mascot Project Area
The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) which extend down to various depths of up to about 450 metres.  These shafts and other infrastructure require extensive rehabilitation.  Production at these shafts ceased decades ago due to a combination of political difficulties and the limitations of the technology that was then available.  Blanket Mine management believes that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably for a period of time, and not just at the prevailing high gold price.  Priority has been given to the rehabilitation and installation of infrastructure at Mascot and Eagle Vulture shafts; work on the Penzance shaft had been deferred pending completion of work and underground development at Eagle Vulture and Mascot.

Eagle Vulture
The Eagle Vulture mine was previously mined down to approximately 100 metres below surface and is the most developed property at the Mascot Project Area. It is a “pinch and swell” ore-zone structure characterized by a cherty quartz vein. This shaft has now been refurbished down to the shaft bottom and development work towards the ore-zone strike extremities has commenced. A total of 82 metres of development advance were completed during the Quarter against a plan of 75 metres and 59 metres and 78 metres advanced in the quarters 2 and 1 respectively.  The development plan at Eagle Vulture is to advance through waste material towards a mineralised zone that has been identified by surface drilling.

Investment to date at Eagle Vulture has been U$$ 94,000, which has been funded from Blanket’s internal cash flows

Mascot
Mascot was previously mined down to approximately 300 metres, exploiting an ore body with a carrot shape.  The decrease in the extent of the mined out ore at depth is thought to have been the result of limitations on mining localised low ore grades and thereby not exposing the full extent of the mineralized zone. Drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one on either side of the mined out area.

Further work at Mascot was suspended in 2011 due to the failure of ZESA to complete the connection to the electricity grid on the timetable agreed. This work was eventually completed during the second quarter of 2012 during which surface infrastructure was installed (headgear, winder house and winder, electricity substation and reticulation, an a 1,000cfm compressor) and the shaft was re-accessed down to 120 metres and found to be in reasonably good condition.

During Q3 work has focussed on re-equipping the shaft: rope guides have been installed down to 120metres, the ladder-ways and all station platforms have been installed and the installation of air, water and pump lines is 90% complete.

Underground development work will commence in November simultaneously on 1 and 2 levels towards the two new mineralised zones which have been identified by surface drilling. Depending on the successful outcome of exploration work, any economic ore would be trucked a distance of approximately 40 km to the Blanket Mine plant for processing.

Investment to date at Mascot has been U$$311,000, which has been funded from Blanket’s internal cash flows

7.	INVESTING

During Q3 2012 Caledonia invested $2,135,000, ($2,340,000 – 2011) in capital assets and work on its mineral properties.  Of the amount invested in Q3 2012, $1,022,000 ($1,072,000 – 2011) was spent at Nama and $1,113,000 ($1,268,000 – 2011) at Blanket.

8.	FINANCING

Caledonia and Blanket financed their operations using funds on hand.  Blanket has an unsecured US$2.5 million loan facility in Zimbabwe on which it pays a raising fee, and interest at 30-day LIBOR plus 8 per cent and which is used from time-to-time for working capital purposes.

9.	LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2012 Caledonia had working capital $24,153,000 ($13,588,000 – December 31, 2011).  Current assets increased significantly during the nine months to September 30, 2012 largely due to the cash balance which increased by $14,929,000.  Accounts receivable reflect the amount owed by Rand Refineries for the last gold sale of the Quarter and a Sales Tax (VAT) receivable. Inventory levels have remained stable and there was no gold in process at the quarter end.  Short term borrowings from Blanket’s Zimbabwean bankers increased from $430,000 to $1,791,000 mainly due to advance dividend payments.  As of September 30, 2012 Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,733,000 ($1,866,000 – 2011).

10.         RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions:

	9 months ended September 30
	2012	2011
	$’000	$’000
Management fees, bonus and expense allowances paid or accrued to a company which provides the services of the Corporation’s President	517	454
Rent paid to a Company owned by members of the President’s family	33	25
Legal fees paid to a law firm where a Director is a partner	76	51

11.         SECURITIES OUTSTANDING

As at September 7, 2012 the following securities were outstanding:

(1)	507,899,280 common shares issued;
(2)	Options as follows:

Number	Description	Exercise Price	Expiry Date
14,080,000	Common share purchase options	$0.07	Various until May 11, 2016
16,460,000	Common share purchase options	$0.13	January 31, 2016
9,319,000	Common share purchase options	$0.09	August 31, 2017

As Caledonia’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, Caledonia could grant options on a further 10,930,928 shares.

12.         CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at June 30, 2012 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable International Financial Reporting Standards.
Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation engaged independent consultants to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework.  Subsequent to this engagement, management concluded that the following disclosable material weaknesses existed and still exist as at September 30, 2012.  Management has appointed a professional accountant to conduct internal audit work at Blanket. This assignment was for an initial period of six months and has been extended.

Segregation of duties

Due to limited personnel resources at the Corporation’s Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved.  This created a risk that inaccurate entries could be made and not identified or corrected on a timely basis.  The result is that the Corporation was highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements present fairly in all material respects.  The Corporation continues to enhance and monitor this process to ensure that its financial accounting reporting system was able to prevent and detect potentially significant errors.

Additional accounting staff  have been recruited by the Blanket Mine in Zimbabwe. This has improved but not entirely eliminated the deficiency in the segregation of duties and lightened the work load of existing staff and improved control of the accounting function.

Management has concluded, and the Audit Committee has agreed, that the hiring of additional staff to correct segregation of duties weakness and excessive workloads needs to be addressed at this time.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

13.	QUALIFIED PERSONS

Dr. Trevor Pearton, BSc Eng. (Mining Geology), PhD (Geology) FGSSA, VP Exploration is the Corporation’s Qualified Person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided in this MD&A except where otherwise stated.